16003207

SEC
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Section

FEB 29 2016

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Williams, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Place, 1650 Market Street - 53rd Floor
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven T. Grant 215-564-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven T. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Williams, L.P., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

2/23/16

Signature

Partner

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LaQUISHA C. JOYNER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Septemer 30, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)" A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)" An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- ☒ (p) A report on the exemption provision to Rule 15c3-3

GRANT WILLIAMS, L.P.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2015

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

To the Partners of:
Grant Williams, LP

We have audited the accompanying statement of financial condition of Grant Williams LP as of December 31, 2015, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Grant Williams LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Williams LP as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Grant Williams LP's financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of Grant Williams LP's management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 23, 2016

GRANT WILLIAMS, L.P.
DECEMBER 31, 2015
CONTENTS

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 22,952
Deposit with Clearing Organization	51,156
Other Commissions Receivable	966
Property and Equipment – at Cost, Net	4,004
Other Assets	50,365
TOTAL ASSETS	$ 129,443

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts Payable and Accrued Expenses	$ 31,588
TOTAL LIABILITIES	31,588
Liabilities Subordinated to Claims of General Creditors	611,000
Partners' Capital	(513,145)
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 129,443

The accompanying notes are an integral part of these financial statements

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Trading Income	$ 12,691
Investment Advisory Fees	37,247
Investment Banking	163,192
Commissions	33,515
Mutual Fund Fees	8,680
Interest Income	3,183
Other Income	10,313
Total revenue	268,821
Expenses:	
Employees' Compensation and Payments to Partners and Benefits	$ 211,200
Clearance Fees	40,866
Communications and Data Processing	18,793
Regulatory Fees	14,553
Depreciation	1,520
Interest	54,421
Other Operating Expenses	39,615
Total expenses	380,968
Net (Loss)	$ (112,147)

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net Loss	$ (112,147)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	1,521
(Increase) decrease in operating assets:	
Receivable from clearing broker	29,881
Clearing deposit	18,777
Other commissions receivable	194
Prepaid Expense	10,439
Other assets	(9,079)
Increase (decrease) in liabilities:	
Accounts payable, accrued expenses	(39,369)
Total adjustments	12,364
Net cash used by operating activities	(99,784)
Cash flows from investing activities:	
Net cash used in investing activities	(0)
Cash flows from financing activities:	
Partner's Contributions	125,000
Partner's Withdrawals	(20,000)
Net cash provided by financing activities	105,000
Net increase in cash	5,217
Cash at beginning of year	17,735
Cash at end of year	$ 22,952
Supplemental cash flow disclosures:	
Interest payments	$ 54,421

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

	Partners' Capital
Balance – Beginning of Year	$ (505,998)
Capital Contributions	125,000
Capital Withdrawals	(20,000)
Net Loss	(112,147)
Balance – End of Year	$ (513,145)

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

Subordinated Borrowings at January 1, 2015	$ 611,000
Proceeds from subordinated notes	0
Repayment of subordinated notes	0
Subordinated Borrowings at December 31, 2015	$ 611,000

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Grant Williams, L.P., (the "Company"), a Pennsylvania Limited Partnership, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities services including executing principal transactions, agency transactions and offering advisory services.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities:

The Company acts as an introducing broker and forwards all transactions for its customers to another FINRA member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis. Mutual Fund Fees received (12b-1 fees) are recognized as income by the Company as received from the Fund Company.

(f) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of related assets, ranging between 3 and 10 years.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Receivables from the clearing organization represent agency commissions earned net of clearing costs and fees. Payables to the clearing organization represent the net cash debit balance in proprietary accounts and are collateralized by securities owned by the Company. To the extent payables to the clearing organization exceed the balance in proprietary accounts, the clearing organization adjusts the clearing deposit requirement to ensure adequate collateralization.

NOTE 3 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements with limited partners at December 31, 2015, are listed in the following:

Subordinated Notes, 9 percent, due May 31, 2019	$ 301,000
Subordinated Notes, 9 percent, due March 31, 2017	75,000
Subordinated Notes, 9 percent, due April 30, 2017	235,000
Total	$ 611,000

The subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company and Clark Capital Management Group, Inc. ("CCMG) share office space at the Company's main address. The Company and CCMG entered into a renewable Expense Sharing Agreement whereby the Company pays a monthly fee to CCMG for the use of office space, computers, equipment and office supplies. During 2015 Management decided to waive the office rent and compliance due to the Company in the amount of $34,600. Total rent and office usage expense for 2015 was $80. This agreement may be terminated by either party by providing one months notice. Total rent and office usage expense for 2015 is $3,450 per month. Also in the Agreement is $2,000 per month for the value of compliance services for an employee of CCMG for services rendered to the Company. As of January 1, 2016 the Company and CCMG entered into a new Expense Sharing Agreement on a month to month basis for the use of office space, computers, equipment and office supplies. This agreement may be terminated by either party by providing one months' notice. Total rent and office usage expense for 2016 is $1,100 per month. Also in the Agreement is $2,000 per month for the value of compliance services for an employee of CCMG for services rendered to the Company.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company and CCMG have entered into a solicitor referral arrangement pursuant to SEC Rule 206(4)-3, through which employees of the Company solicit clients to participate in the investment advisory activities of CCMG. CCMG paid the Company $3,341 in solicitor fees for this service during 2015.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances may exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company is engaged in various trading and brokerage activities whose counterparties primarily consist of broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin accounts balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2015, was $21,110. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities include the execution and settlement of various customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligation to pay for securities purchased or deliver securities to settle sale transactions. These customer omissions could expose the Company to the risk of loss if the Company were required to purchase or sell securities to offset the customer transaction at prevailing market prices. The Company seeks to minimize this risk though procedures designed to monitor the credit worthiness of its customers and to monitor the execution practices employed by the clearing agent.

NOTE 9 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the Company's debt to debt-equity ratio shall not exceed 70%. At December 31, 2015, the Company had total net capital of $42,520, which was $ 37,520 more than its minimum net capital requirement of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was .7429 to 1 and its debt to debt-equity ratio was 0% at December 31, 2015. Management anticipates that the partners will provide sufficient capital to ensure compliance with the SEC Net Capital Rule.

NOTE 10 – INCOME TAXES

The Company is taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Partners' income tax returns.

Federal, state and local income tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

NOTE 11 – SUBSEQUENT EVENT

Subsequent to the recording of activities related to the year 2015, the Company is requesting regulatory approval for the early maturation of the subordinated note due April 30, 2017 in the amount of $235,000. Pursuant to the terms of the Subordination Agreement, the note may not be prepaid as such action could create a net capital deficit. The Company has secured alternate sources of funding to ensure adequate capitalization in order to facilitate the approval of this request.

SUPPLEMENTARY INFORMATION

SCHEDULE I

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL

Total partners' capital qualified for net capital	$ (513,145)
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	611,000
Total capital and allowable subordinated liabilities	$ 97,855
Deductions and/or charges:	
Other Commission Receivable	966
Property and Equipment – At Cost, Net	4,004
Other assets	50,365
	55,335
Net capital before haircuts on securities positions	42,520
Haircuts on securities positions:	0
Net Capital	$ 42,520

SCHEDULE I

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 31,588
Total aggregate indebtedness	$ 31,588
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement	$ 5,000
Excess net capital at 1500%	$ 37,520
Excess net capital at 1200%	$ 36,520
Ratio: aggregate indebtedness to net capital	.74 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

SCHEDULE II

GRANT WILLIAMS, L.P.
RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Grant Williams, L.P. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Partners of:
Grant Williams, LP

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Grant Williams LP claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Grant Williams LP stated that Grant Williams LP met the identified exemption provisions throughout the most recent fiscal year without exception. Grant Williams LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grant Williams LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 23, 2016

GRANT WILLIAMS, LP
INVESTMENT SECURITIES, REGISTERED INVESTMENT ADVISORS

February 11, 2016

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Grant Williams LP claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015.

2. Grant Williams LP met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015 without exception.

Sign: Date: 2/11/16

Steven T. Grant

President

One Liberty Pince ■ 53rd Neer le 1650 Market Street XI Philadelphia, PA 19103 R 215.564.2802 MI Fax 215.564.2805